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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                         (Amendment No.            )*


                              SOFTWARE.COM, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  83402P 10 4
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               December 31, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (3-98)

                               Page 1 of 8 pages

CUSIP No. 83402P 10 4

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Neal Douglas
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [_]
    (b) [X] Not Applicable
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization  USA
--------------------------------------------------------------------------------
Number of          5.   Sole Voting Power  50,000*
Shares            --------------------------------------------------------------
Beneficially       6.   Shared Voting Power  2,340,681
Owned by Each     --------------------------------------------------------------
Reporting          7.   Sole Dispositive Power  50,000*
Person With:      --------------------------------------------------------------
                   8.   Shared Dispositive Power  2,340,681
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person   2,390,681*
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.  Percent of Class Represented by Amount in Row (9)     5.8%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)      IN
--------------------------------------------------------------------------------
* Includes 30,000 shares beneficially owned as a result of stock options exercisable within 60 days of 12/31/99.

--------------------------------------------------------------------------------

                               Page 2 of 8 pages

CUSIP No. 83402P 10 4

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Richard Bodman
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [_]
     (b) [X] Not Applicable
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization  USA
--------------------------------------------------------------------------------
Number of          5.   Sole Voting Power  0
Shares            --------------------------------------------------------------
Beneficially       6.   Shared Voting Power  2,340,681
Owned by Each     --------------------------------------------------------------
Reporting          7.   Sole Dispositive Power  0
Person With:      --------------------------------------------------------------
                   8.   Shared Dispositive Power  2,340,681
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person   2,340,681
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.  Percent of Class Represented by Amount in Row (9)     5.7%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)      IN
--------------------------------------------------------------------------------

                               Page 3 of 8 pages

CUSIP No. 83402P 10 4
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Brad Burnham
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [_]
     (b) [X] Not Applicable
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization  USA
--------------------------------------------------------------------------------
Number of          5.   Sole Voting Power  0
Shares            --------------------------------------------------------------
Bene-ficially      6.   Shared Voting Power  2,340,681
Owned by Each     --------------------------------------------------------------
Reporting          7.   Sole Dispositive Power  0
Person With:      --------------------------------------------------------------
                   8.   Shared Dispositive Power  2,340,681
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person   2,340,681
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.  Percent of Class Represented by Amount in Row (9)     5.7%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)      IN
--------------------------------------------------------------------------------

                               Page 4 of 8 pages

Item 1.

     (a)  Name of Issuer:                                   Software.com, Inc.
     (b)  Address of Issuer's Principal Executive Offices:  525 Anacapa Street
                                                            Santa Barbara, CA  93101

Item 2.

     (a)  Name of Person Filing:                                        The persons listed on Exhibit A
     (b)  Address of Principal Business Office or, if none, Residence:  c/o AT&T Ventures
                                                                        295 N. Maple Avenue
                                                                        Room 3354A2
                                                                        Basking Ridge, NJ  07920

     (c)  Citizenship:                   USA
     (d)  Title of Class of Securities:  Common Stock
     (e)  CUSIP Number:                  83402P 10 4

Item 3.   Not Applicable.

Item 4.   Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount of beneficially owned:   **

     (b)  Percent of class:   **

     (c)  Number of shares as to which the person has:

       (i)   Sole power to vote or to direct the vote.   **

       (ii)  Shared power to vote or to direct the vote.  **

       (iii) Sole power to dispose or to direct the disposition of.   **

       (iv)  Shared power to dispose or to direct the disposition of.    **

     ** Lines 5-11 of pages 2-4 of this Schedule are incorporated herein by reference and show, respectively, the ownership of each reporting person. Venture Fund I, LP owns 1,170,341 shares of Software.com, Inc. common stock. The general partner of Venture Fund I, LP is Venture Management I. Messrs. Douglas, Bodman and Burnham are the general partners of Venture Management I and, as a result, may be deemed to share the power to vote and dispose of the shares held by Venture Fund I, LP. AT&T Venture Fund II, LP owns 1,170,340 shares of Software.com, Inc. common stock. The general partner of AT&T Venture Fund II, LP is Venture Management LLC. Messrs. Douglas, Bodman and Burnham are the managers of Venture Management LLC and, as a result, may be deemed to share the power to vote and dispose of the shares held by AT&T Venture Fund II, LP. Each reporting person disclaims beneficial ownership of shares owned by the partnerships, except to the extent of their interest in the partnerships.

Item 5.   Ownership of Five Percent or Less of a Class

      Not Applicable.

                               Page 5 of 8 pages

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

     Under certain circumstances set forth in the respective limited partnership agreements of Venture Fund I, LP and AT&T Venture Fund II, LP, the general and limited partners of such entities may have the right to receive dividends on or the proceeds from the sale of shares of Software.com held by such entity. No such partners' rights relate to more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not Applicable.

Item 8.   Identification and Classification of Members of the Group

      Not Applicable.

Item 9.   Notice of Dissolution of Group

      Not Applicable.

Item 10.   Certification

      Not Applicable.

                               Page 6 of 8 pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

   Date:  February 9, 2000


   /s/ Neal Douglas
   ----------------------------------
   Neal Douglas


   /s/ Richard Bodman
   ----------------------------------
   Richard Bodman


   /s/ Brad Burnham
   ----------------------------------
   Brad Burnham

                               Page 7 of 8 pages

                                   EXHIBIT A
                                   ---------

                  AGREEMENT FOR JOINT FILING OF SCHEDULE 13G


     THE UNDERSIGNED PERSONS agree to file with the Securities and Exchange Commission a joint Schedule 13G on behalf of each of the undersigned with respect to their ownership of shares of Common Stock of Software.com, Inc.


                                         /s/ Neal Douglas
                                         ---------------------------------
                                         Neal Douglas


                                         /s/ Richard Bodman
                                         ---------------------------------
                                         Richard Bodman


                                         /s/ Brad Burnham
                                         ---------------------------------
                                         Brad Burnham

                               Page 8 of 8 pages